
SEC
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FEB 25 2010
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SECURITIES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-18463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CBG Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

2101 NW Corporate Boulevard
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTCT IN REGARD TO THIS REPORT

David Weinberger — (561) 900-9380
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd. E-210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Carleton Boothe**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **CBG Financial Group, Inc.**, as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, Principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President \ CEO

Title

Notary Public

LISA M GONZALEZ
MY COMMISSION # DD792520
EXPIRES May 28, 2012
(407) 398-0153 FloridaNotaryService.com

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- X (m) A copy of the SIPC Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- X (o) Independent auditor's report on internal control
- __ (p) Schedule of proposed capital withdrawals

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

S&Co.
SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
CBG Financial Group, Inc.

We have audited the accompanying statement of financial condition of CBG Financial Group, Inc. as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBG Financial Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 18, 2010

CBG Financial Group, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 225,568
Due from clearing broker	704,083
Other assets	80,234
Clearing deposit	100,000
Total assets	$ 1,109,885

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 100,613
Commissions payable	335,783
Total liabilities	436,396
Shareholder's equity:	
Common stock, no par value; 20,000 shares authorized 100 shares issued and outstanding	420,000
Additional Paid in Capital	36,410
Retained Earnings	217,079
Total shareholder's equity	673,489
Total liabilities and shareholder's equity	$ 1,109,885

See accompanying notes to financial statements.

CBG Financial Group, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues:	
Commissions	$ 2,466,545
Interest	131
Total revenue	2,466,676
Expenses:	
Commissions	1,320,703
Salaries	167,329
Regulatory fees	146,956
Communication costs	23,667
Insurance costs	59,274
Professional fees	16,174
Management fee	100,000
Clearing costs	69,499
Postage and delivery	26,265
Occupancy costs	68,811
Other expenses	150,919
Total expenses	2,149,597
Net income	$ 317,079

See accompanying notes to financial statements.

CBG Financial Group, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2009

	Common Stock - No Par Value		Additional	Retained	Treasury	
	Shares	Amount	Paid in Capital	Earnings	Stock	Total
Balance, December 31, 2008	100	$ 320,711	-	$ 299,652	$ (148,185)	$ 472,178
Distribution	-	(320,711)	-	(299,652)	148,185	(472,178)
Contribution	-	-	36,410	-	-	36,410
Contribution	-	420,000	-	-	-	420,000
Distribution	-	-	-	(100,000)	-	(100,000)
Net income	-	-	-	317,079	-	317,079
Balance, December 31, 2009	100	$ 420,000	$ 36,410	$ 217,079	$ -	$ 673,489

See accompanying notes to financial statements.

CBG Financial Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 317,079
Adjustments to reconcile net income to net cash used in operating activities:	-
Changes in assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	(674,656)
Clearing deposit	(100,000)
Other assets	(13,379)
Increase (decrease) in:	
Accounts payable and accrued expenses	27,013
Commissions payable	335,783
Net cash used in operating activities	(108,160)
Cash flows from investing activities:	
Property and equipment	7,384
Net cash provided by investing activities	7,384
Cash flows from financing activities:	
Distributions	(572,178)
Contributions	456,410
Net cash used in financing activities	(115,768)
Net decrease in cash	(216,544)
Cash, beginning of year	442,112
Cash, end of year	$ 225,568

Supplemental disclosure of cash flow information:

Cash paid during the year for interest and taxes	$ -

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

CBG Financial Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on June 17, 1975. The Company is engaged principally in the brokerage of equity securities.

All customer accounts are cleared though Sterne, Agee & Leach.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $579,685 which was $479,685, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .75 to 1.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $704,083 receivable from their clearing organization at December 31, 2009 which consists primarily of net commissions due from customer trades.

As required by its clearing organization, a deposit of $100,000 exists at Stern, Agee & Leach, the Company's clearing organization.

NOTE 5 – OTHER EXPENSES

On September 14, 2009 CBG Holdings, Inc. purchased all the outstanding shares of CBG Financial Group, Inc. F/K/A Cheevers Hand Angeline ("the Company") in a private transaction. At that time the previous owners distributed to themselves the net assets of the Company and the net stockholder's equity was $472,178. Cheevers Hand Angeline ceased operating as a broker dealer on December 31, 2008 and the principals began operating as an OSJ of another broker dealer. Upon the new ownership in September of 2009 the Company resumed operating as a broker dealer. The non-broker dealer business that was transacted by the previous owners was passed through the Company. These revenue and expense items were still that of the Corporation. This left the Company with a net loss of $36,410 at September 14, 2009. More specifically, the revenues were $500,304 and the expenses were $536,714. These amounts are included in other expenses on the statement of operations for the year ended December 31, 2009. The net amount of $36,410 is considered a contribution from the previous owners.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

NOTE 7 – SUBSEQUENT EVENTS

We have evaluated subsequent events through February 24, 2010, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

NOTE 8 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, receivables, prepaid expenses, deposits and payables approximate fair value based on the short-term maturity of these instruments.



SUPPLEMENTARY INFORMATION

CBG Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital computation:

Total shareholder's equity	$	673,489
Deductions and/or charges:		
Non-allowable assets:		
Other assets		80,234
Receivables from non-customers		13,570
Total non-allowable assets		93,804
Net capital before haircuts on securities positions		579,685
Haircuts on securities		-
Net capital		579,685
Required minimum capital		100,000
Excess net capital	$	479,685

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	436,396
Ratio of aggregate indebtedness to net capital		75.28%

Reconciliation:

Net capital, per unaudited December 31, 2009 FOCUS report, as filed	$	579,685
Audit Adjustments		-
Net capital, per December 31, 2009 audited report, as filed	$	579,685

CBG Financial Group, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Sterne, Agee & Leach, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholders
CBG Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CBG Financial Group, Inc. for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sharf & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 18, 2010

S&Co.
SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders
CBG Financial Group, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by CBG Financial Group, Inc ("CBG") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CBG's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC 7-T). CBG's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 18, 2010

Sherb & Co., LLP
Certified Public Accountants

CBG FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009